Mail Stop 3561

July 24, 2008

R. Lawrence Montgomery
Chairman and Chief Executive Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menemonee Falls, Wisconsin 53051

> **Re: Kohl's Corporation**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed March 21, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2008**
> **File No. 001-11084**

Dear Mr. Montgomery:

        We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 1. Business, page 3

1. Please provide disclosure for the past three fiscal years of any group of similar products that accounted for 10% or more of your revenue. See Item 101(1)(i) of Regulation S-K.

In this regard, we note the disclosure on page 18 regarding the company's "merchandise mix." Please provide the applicable disclosure under Item 1 as well.

Item 1A. Risk Factors, page 7

2. The subheadings in your risk factor section are too vague and generic to adequately describe the risk that follows. For example, on page 8, you use the subheadings "General economic conditions affect our business" and "Capital efficiency and proper allocation." These subheading do not describe the risk to the company. Please revise your risk factor subheadings so they reflect the risk that follows. See Item 503(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

3. In the seventh paragraph on page 17, please disclose how many stores the company expects to open during fiscal 2008. We note that company includes such disclosure in its earnings releases.

Item 9A. Controls and Procedures, page 28

4. We read in your evaluation of disclosure controls and procedures that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosures. Consistent with prior comment 12 from our letter dated August 28, 2007, please confirm to us, and disclose in future filings, that you also concluded that your disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time frames specified in the Commission's rules and forms. See the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Alternatively, in future filings you may conclude that your disclosure controls and procedures are effective at the reasonable assurance level without providing any part of the definition of disclosure controls and procedures.

5. We note that you state there were no significant changes in your internal control over financial reporting that could significantly affect these controls. Consistent with prior comment 11 from our letter dated August 28, 2007, please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably

likely to affect, your internal control over financial reporting whether or not such change is "significant."

Financial Statements for the Fiscal Year Ended February 2, 2008

Note 1 – Business and Summary of Accounting Policies, page F-7
Reclassifications, page F-7

6. We note your statement concerning reclassifications. We also note that certain line items on your balance sheet, income statement, and cash flow statement for fiscal year 2006 have changed from those previously published in your February 3, 2007 Form 10-K. Please provide us with a reasonably detailed description of the changes that you made to your fiscal year 2006 financial statements. Also tell us how you considered whether any of these changes were corrections of an error, particularly with regards to the adjustments between categories of the cash flow statement.

Short-Term Investments, page F-7

7. We note the disclosures concerning your investment in auction rate securities, both here and in your subsequent May 3, 2008 Form 10-Q. We note that you recognized a temporary impairment charge in accumulated other comprehensive income during the quarter ended May 3, 2008 but concluded that no other-than-temporary impairment was necessary. We also note that you do not appear to have recognized either a temporary or an other-than-temporary impairment charge during the year ended February 2, 2008. We have the following comments:

- Please tell us, and disclose in future filings, how often your securities have auctions, separately quantifying the amount of auction rate securities that you held at February 2, 2008 or the relevant period end for each auction interval.
- Please tell us whether any auctions failed for your securities prior to your fiscal year end, and if so, describe the timing of these auctions and quantify the amount of securities involved in each such failed auction.
- We note your statement that from February 11 through March 18, 2008, all of the auctions that were held for your securities failed. Please quantify for us the amount of your auction rate securities held at year end that had a failed auction in the first auction following your fiscal year end. For these securities, please explain to us in detail how you determined that such securities were not impaired at year end. In this regard, unless an auction were held on the last day of your fiscal year, it is unclear to us that a successful auction prior to year end would be an appropriate representation of market value at year end if the first auction following year end were unsuccessful.
- Please describe to us the outcome of all auctions that occurred during your first fiscal quarter, including clarifying whether all your securities had auctions within

> this quarter and the timing of which auctions were successful as opposed to those that failed.

- We note the statement in your Form 10-Q that you have the ability and intent to hold these securities until recovery, which in certain cases may mean maturity. Please tell us, and disclose in future filings, the maturity dates for these securities. Also tell us how you considered your sales of these securities during your first quarter when concluding that you had the intent to hold these securities until recovery. Your response should clarify whether you received at least par value for each of these sales or whether any sales resulted in a loss.

- We note that you valued these securities using Level 3 inputs during your first quarter. Please describe in reasonable detail the methods and the underlying assumptions used to value these securities at quarter end. Also tell us if you excluded the impact of reasonably available secondary market transactions or completed auction prices on the basis that they were considered "distress prices." Please disclose in more detail in future filings how these securities are valued.

- Please describe to us the results of any auctions for these securities subsequent to your fiscal quarter end. Also tell us whether you have sold any of these securities subsequent to your fiscal quarter end, and if so, please tell us whether any sales resulted in a loss.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17Compensation Discussion and Analysis, page 17

8. We note the disclosure on page 19 that the committee determined to benchmark compensation for Messrs. McDonald and Brennan at the 90th percentile of base salaries paid to executives in similar positions. It is unclear from the disclosure on what survey information such benchmark was based. Please disclose how the benchmark was determined and the companies underlying the survey used to identify the benchmark. See Item 402(b)(xiv) of Regulation S-K.

Elements of Executive Compensation, page 20

9. We note the disclosure of the corporate performance objectives for fiscal 2006. Please also disclose the corporate performance objectives for fiscal 2007. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

                                                  Sincerely,

                                                  H. Christopher Owings
                                                  Assistant Director

cc: Dennis F. Connolly, Esq.
       Godfrey & Kahn